November 18, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	Karuna Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-234756)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, November 20, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Kristen Grippi
Name:	Kristen Grippi
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Sheng
Name:	Jennifer Sheng
Title:	Managing Director

[Signature Page to Karuna Therapeutics, Inc. Acceleration Request]